UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ultragenyx Pharmaceutical Inc.

File No. 001-36276 - CF#35928

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Ultragenyx Pharmaceutical Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 21, 2018.

Based on representations by Ultragenyx Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through September 29, 2027
Exhibit 10.5	through January 29, 2028
Exhibit 10.17	through August 11, 2026
Exhibit 10.18	through December 7, 2027
Exhibit 10.19	through December 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary